BP) 2/26

SECURITIES AND EXCHANGE COMMISSION

10026171

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SEC FILE NUMBER
8- 67639

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAZZONE & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 PIEDMONT CENTER, SUITE 510, 3525 PIEDMONT RD., NE
(No. and Street)

ATLANTA	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOMINIC MAZZONE (404) 574-5745
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARSHMAN PHILLIPS & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

3050 AMWILER ROAD, SUITE 200	ATLANTA	GA	30360
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, DOMINIC MAZZONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAZZONE & ASSOCIATES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

KATIE CRAIG NOTARY PUBLIC MY COMMISSION EXPIRES SEPTEMBER 27, 2013 FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZZONE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

December 31, 2009

TABLE OF CONTENTS

HARSHMAN PHILLIPS

Harshman Phillips & Company, LLC
10475 Medlock Bridge Road, Suite 415
Johns Creek, Georgia 30097
P 678-892-1716
F 678-892-1701

INDEPENDENT AUDITORS' REPORT

To the Director and Shareholder of
Mazzone & Associates, Inc.:

We have audited the accompanying statement of financial condition of Mazzone & Associates, Inc., (the Company) as of December 31, 2009, and the related statement of net loss, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mazzone & Associates, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harshman Phillips & Company, LLC

Atlanta, Georgia
February 3, 2010

MAZZONE & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009

ASSETS

Cash and cash equivalents	$	42,684
Prepaid expenses		15,532
Property and equipment, net		65,782
Deposits		13,780
Total Assets	$	137,778

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	9,220
Deferred revenues		417
Total Liabilities		9,637
Shareholder's Equity:		
Common Stock, $0.01 par value, 1,000 shares authorized; 350 shares issued and outstanding		4
Additional Paid-in Capital		54,996
Retained Earnings		73,141
Total Shareholder's Equity		128,141
Total Liabilities and Shareholder's Equity	$	137,778

See Independent Auditors' Report.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF NET LOSS
For the Year Ended December 31, 2009

REVENUES		
Investment advisory fees	$	374,919
Other advisory services		103,200
Interest income		1,159
Total Revenues		479,278
EXPENSES		
Compensation and related expenses		91,750
Brokerage, commissions, and clearing fees		113,079
Office and other operating expenses		277,819
Sales and marketing expenses		68,202
Total Expenses		550,850
NET LOSS	$	(71,572)

See Independent Auditors' Report.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CHANGE IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock		Additonal	Retained	Total
	Number of Shares	Amount	Paid-in Capital	Earnings	Shareholder's Equity
Balance, December 31, 2008	150	$ 2	$ 34,998	$ 219,713	$ 254,713
Capital Contributions	200	2	19,998	-	20,000
Net Loss	-	-	-	(71,572)	(71,572)
Distributions	-	-	-	(75,000)	(75,000)
Balance, December 31, 2009	350	$ 4	$ 54,996	$ 73,141	$ 128,141

See Independent Auditors' Report.

MAZZONE & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (71,572)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and amortization	20,986
Changes in operating assets and liabilities:	
Other receivables	5,000
Prepaid expenses and deposits	(20,655)
Accounts payable and deferred revenues	(37,175)
Net Cash Used In Operating Activities	(103,416)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(1,788)
Net Cash Used In Investing Activities	(1,788)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issue of common stock	2
Proceeds from capital contribution	19,998
Distributions to shareholder	(75,000)
Net Cash Used By Financing Activities	(55,000)
Net Decrease in Cash and Cash Equivalents	(160,204)
Cash and Cash Equivalents at Beginning of Year	202,888
Cash and Cash Equivalents at End of Year	$ 42,684

See Independent Auditors' Report.

1. Organization and description of business

Mazzone & Associates, Inc. (the "Company"), is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides agency transactions, investment banking, mergers and acquisitions advisory, and corporate finance services including structuring debt to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few, large transactions. Because of the nature of this business, the Company may experience long periods of time without closing a transaction. The Company, a Georgia corporation formed on February 2, 2007, is based in Atlanta, Georgia.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Investment banking, investment advisory fees, and other advisory services

Investment banking revenues include fees and commissions, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment advisory fees include mergers and acquisitions transaction fees earned. Other advisory services include fees earned from providing merger and acquisition and financial advisory services. Investment banking, investment advisory fees, and other advisory services are recorded at the date of settlement or the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commission expense arising from these transactions are also recorded at the date of settlement.

c. Advertising costs

Advertising and promotion expenses are recognized as incurred. In 2009, the Company expensed advertising and marketing costs of $22,100.

2. <u>Summary of significant accounting policies (continued)</u>

d. Income taxes

The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

e. Cash and cash equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f. Property and equipment

Property and equipment are recorded at acquisition cost less depreciation accumulated over the useful life of the asset in accordance with the guidance of FASB ASC 360-10-30 and FASB ASC 360-10-35. Expenditures for maintenance and repairs are expensed as incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired or otherwise disposed of, and the related allowance of deprecation are eliminated from the accounts and any resulting gain or loss is recognized.

Furniture and fixtures, equipment, and vehicle are depreciated on a straight-line basis over five-year estimated useful lives.

g. Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

h. Accounts receivables and bad debts

Management believes that all accounts receivable are fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

2. **Summary of significant accounting policies (continued)**

i. Fair value

In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB ASC 820-10-35, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820-10-35 is effective for the Company as of January 1, 2008, with the exception of 1-year deferral for certain non-financial assets and liabilities. The requirements of FASB ASC 820-10-35 do not have a material impact on the Company's financial statements.

3. **Property and equipment**

Property and equipment recorded at cost as of December 31, 2009, consists of the following classifications:

Vehicle	$	68,535
Equipment		25,413
Furniture and fixtures		11,575
		105,523
Less accumulated depreciation and amortization		39,741
Net property and equipment	$	65,782

Depreciation expense charged to operations totaled $20,986 for 2009.

4. **Operating leases**

The Company has entered into non-cancelable operating lease agreement for office space that expires in 2012. The Company subsequently entered into a sublease agreement for a portion of the office space for approximately $1,000 per month, however, this sublease agreement is cancellable with 90 days written notice.

The Company also entered into a non-cancelable operating lease agreement for a vehicle that expires in 2010.

Vehicle and office rental expenses charged to operations under these lease agreements totaled approximately $60,830 for 2009.

4. **Operating leases (continued)**

As of December 31, 2009, minimum future payments required under the terms of the operating leases for each of the next three years in the aggregate are as follows:

2010	$	74,284
2011		62,257
2012		31,586
	$	168,127

5. **Retirement plan**

The Company has a simplified employee pension plan (SEP) for employees. Under the Plan, the Company makes discretionary contributions to traditional IRA accounts on behalf of eligible employees. Employees are 100% vested in all contributions. For the year ended December 31, 2009, the Company did not make a contribution to the Plan.

6. **Net capital requirements**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2009, the Company has net capital of $33,047 which exceeds its requirement of $5,000 by $28,047.

7. **Concentrations of credit risk**

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's cash deposits did not exceed the insured amount at December 31, 2009.

The Company is engaged in various agency and investment banking brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

HARSHMAN
PHILLIPS

Harshman Phillips & Company, LLC
10475 Medlock Bridge Road, Suite 415
Johns Creek, Georgia 30097
P 678-892-1716
F 678-892-1701

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Director and Shareholder of
Mazzone & Associates, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Mazzone & Associates, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the shareholder of the Company, its management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harshman Phillips & Company, LLC

Atlanta, Georgia
February 3, 2010

MAZZONE & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Schedule I

Net Capital		
Total Shareholder's Equity	$	128,141
Deduct total non-allowable assets		95,094
Net capital before haircuts on securities		33,047
Haircuts on securities		-
Net Capital	$	33,047
Aggregated Indebtedness		
Accounts payable and accrued expenses		9,220
Total Aggregate Indebtedness	$	9,220
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess Net Capital	$	28,047
Percentage of aggregate indebtedness to net capital		28%
Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:		
Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$	33,047
Audit adjustment to record additional expenses and liabilities		-
Net Capital, as reported in Company's audited financial report	$	33,047

See Independent Auditors' Report.

MAZZONE & ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Schedule II

The Company is exempt from the provisions of Rule15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

MAZZONE & ASSOCIATES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

<u>Schedule III</u>

The Company is exempt from the provisions of Rule15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.